Exhibit 4.9

(New 1999, Plan Participant Letter – or for 1998 plan participants who were promoted or demoted since 1998 grant))

Dear Plan Participant:

Company: Hoechst Marion Roussel

As a participant in the 1999 Hoechst AG Stock Option Plan, you have been granted options to purchase            shares of company stock. The Grant Price for the 1999 stock option grant is EURO 40,21.

The Grant Price and number of options will be adjusted to reflect the spin-off of Celanese AG, the payment of the extraordinary dividend and the share exchange with Rhône-Poulenc. Upon completion of the share exchange, the Company intends to take the steps necessary to convert your options to Aventis options. The formation of Aventis will not trigger an opportunity to exercise these options before the end of the vesting period.

Any payment made to you under the Hoechst AG 1999 SOP will not be taken into account for determination of any company benefits or compensation programs (including pension and severance payments) except as defined by mandatory laws or collective bargaining agreements governing your employment with the above referenced company.

If you have any questions, please contact Pam McHugh +1 908 231 -2794 or Ute Herzog +49 69 305-80597 – both of them will be glad to be of assistance.

Sincerely,

Hoechst Marion Roussel AG

Richard J. Markham

(Letter for 1998 plan participants receiving a 1999 grant)

Dear Plan Participant:

Company: Hoechst Marion Roussel

As a participant in the 1999 Hoechst AG Stock Option Plan, you have been granted options to purchase             shares of company stock. The Grant Price for the 1999 stock option grant is EURO 40,21.

The 1999 stock option award is determined by management and generally is in relation to last year’s grant. The Company’s intent is to award a number of options in 1999 that has the same value as your 1998 grant. An option under the 1999 SOP has a higher value than one option under the 1998 SOP because there are no exercise hurdles and the exercise period lasts longer. Therefore, the number of your 1999 options is lower than the number awarded last year.

The Grant Price and number of options will be adjusted to reflect the spin-off of Celanese AG, the payment of the extraordinary dividend and the share exchange with Rhône-Poulenc. Upon completion of the share exchange, the Company intends to take the steps necessary to convert your options to Aventis options. The formation of Aventis will not trigger an opportunity to exercise these options before the end of the vesting period.

Any payment made to you under the Hoechst AG 1999 SOP will not be taken into account for determination of any company benefits or compensation programs (including pension and severance payments) except as defined by mandatory laws or collective bargaining agreements governing your employment with the above referenced company.

If you have any questions, please contact Pam McHugh +1 908 231-2794 or Ute Herzog +49 69 305-80597 – both of them will be glad to be of assistance.

Sincerely,

Hoechst Marion Roussel AG

Richard J. Markham         (date)